Laureate Resources & Steel Industries Inc.
245 Park Avenue, 24th Floor
New York, NY 10167

Via Edgar Private Correspondence Filing

July 29, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Laureate Resources & Steel Industries Inc. (the “Company”)
(formerly known as Kingston Mines Ltd.)
Form 8-K
Filed July 11, 2008
File No. 0-52781
Letter from U.S. Securities and Exchange Commission dated July 21, 2008

Dear Mr. White:

We are writing to you in response to your letter dated July 21, 2008 regarding the Current Report on Form 8-K that the Company filed on July 11, 2008 (the “Form 8-K”). The Company intends to file an amended and restated Form 8-K, responsive to your concerns, by the end of the business day on Wednesday, July 30, 2008. In addition, the Company intends to file amended and restated Reports on Form 10-QSB for the periods ended February 29, 2008 and May 31, 2008 no later than ten (10) business days from July 30, 2008.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein. Thank you very much.

Sincerely yours,

/s/ Gerald Sullivan
Gerald Sullivan
Interim President and CFO

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP
100 Wall Street - 21st Floor, New York, NY 10005
Direct Dial: (212) 509-4723
Fax: (610) 819-9104